Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005

Earnings:
Net (loss) income	(3,595)	84,883	257,832	176,401	103,672
Taxes	5,677	28,743	87,595	63,825	36,236
Equity in losses (earnings) from real estate ventures	58,867	5,462	(12,216)	(9,221)	(12,156)
Operating distributions from real estate ventures	157	1,064	11,560	17,501	10,427
Fixed charges	88,598	68,908	47,103	40,104	24,318

Total Earnings	149,704	189,060	391,874	288,610	162,497

Fixed Charges:
Interest expense	52,005	31,933	17,783	16,374	4,358
Applicable portion of rent expense (1)	36,593	36,975	29,320	23,730	19,960

Total Fixed Charges	88,598	68,908	47,103	40,104	24,318

Ratio of Earnings to Fixed Charges	1.69	2.74	8.32	7.20	6.68

1. Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.